EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS STRONG SECOND QUARTER RESULTS LED BY
ROBUST ACCELERATION FOR KONA AND RECORD BEER GROSS MARGIN

National media investment fuels 8% depletions growth for Kona, driving overall depletions growth for CBA portfolio

Portland, Ore. (August 7, 2019) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today reported financial results for the second quarter and year to date ended June 30, 2019. Financial and operational highlights for the second quarter include:

•	Kona depletions grew 8%, driving a total CBA depletions increase of more than 1% over the second quarter in 2018.

•	An 11% increase in Kona shipments contributed to an overall 4.4% increase in owned beer shipments.

•	Core beer sales increased 2.7% over the second quarter in 2018.

•	Beer gross margin expanded 220 basis points to a record 41.6% in the second quarter.

•	Brewpub gross margin expanded 710 basis points over the second quarter last year.

•	Net income was $2.6 million, or $0.13 per share.

CBA Chief Executive Officer Andy Thomas said, “CBA’s second quarter results reflect a tangible return on the strategic investments we’ve made to fuel Kona’s momentum, realize the full value of our newly acquired brands, and unlock our future potential. In a down market, we accelerated Kona to 8% depletions growth, returned our total portfolio to net positive, and delivered record gross margin - all while doubling down on our future growth prospects to drive shareholder value.”

Christine Perich, CBA Chief Financial and Strategy Officer, added, “While we are pleased with our first half performance, which continues to underscore the strength of CBA’s portfolio and overall foundation, we are also cognizant of the sweeping changes taking place across the beverage category and the fact that our upcoming anniversary with AB is a significant one on multiple levels. Regardless of these external challenges and unknowns, I am confident that the strategic work we are actively doing -- not just in beer but in beverage overall -- will drive shareholder value.”

Performance highlights for the second quarter and year-to-date

Fueling Kona’s momentum in an unprecedented market
Kona’s momentum accelerated in the second quarter, with 8% depletions growth far outpacing the beer category and the craft segment, which were both down compared to second quarter a year ago. Fueled by the national marketing investment that kicked off in the first quarter and continued into the second quarter, Kona’s year-to-date depletions were 6% higher than the same period in 2018, with especially strong performance in the on-premise channel. Kona flagship Big Wave Golden Ale, which featured prominently in the media campaign, delivered a 25% increase in domestic depletions in the quarter and a 22% increase year to date. During the quarter, we continued to work closely with our international distribution partners, driving a 21% increase in international Kona shipments over the second quarter last year. We also continued to make progress ramping up local production of Kona in Brazil, working closely with Ambev.

Achieving record gross margin
Second quarter gross margin expanded 270 basis points to 38.5%, which reflects a 220-basis point improvement in beer gross margin to 41.6% and pub gross margin expansion of 710 basis points to 10.1%. Our beer gross margin improvement reflects the positive impact of transitioning Appalachian Mountain Brewery, Cisco Brewers, and Wynwood Brewing from an alternating proprietorship to owned brands, as well as the continued benefit of our rationalized footprint, which includes leveraging our brewing partnership with Anheuser-Busch. Our pub gross margin expansion is attributed to our reshaped brewpub footprint, which includes the addition of our newly acquired brewpubs in Boone, North Carolina and Miami, Florida. Our record margin expansion was achieved while taking on greater complexity and innovating to address today’s dynamic and rapidly changing consumer trends.

Broadening our portfolio for the future
CBA’s investments in future growth - including comprehensive research initiatives with the Yale Center for Consumer Insights and Prophet, as well as the launch of The pH Experiment business unit - are already driving portfolio expansion, both within and outside of traditional beer. Rooted in our learnings and strong understanding of the ever-shifting consumer landscape, we’re broadening our portfolio to capitalize on emerging trends. During the second quarter, we accelerated work on our approach to the seltzer market and began work to expand distribution of Wynwood’s La Rubia Blonde Ale. Additionally, The pH Experiment continued its focus on incubating and accelerating future growth with the launch of PRE Aperitivo Spritz, an Italian-inspired, cider-based botanical cocktail, and Pacer Low Proof Seltzer, a line of 2% ABV, 50-calorie, zero-sugar seltzers, in the second quarter. Building on a series of successful tests with Amazon Go stores, The pH Experiment will be expanding distribution of multiple products through Amazon Fresh and Amazon Prime.

Summary of financial results for the second quarter and year-to-date 2019

•	Core beer sales increased 2.7% in the second quarter and 2.9% year to date.

◦
Total net sales were $60.6 million for the quarter, a decrease of 2.0% from the second quarter in 2018, and $107.6 million year to date, a decrease of 1.6% from the same period a year ago. Our net sales decrease compared to 2018 is attributed to the change in ownership structure of Appalachian Mountain Brewery, Cisco, and Wynwood. Excluding the impact of the alternating proprietorship fees, our second quarter and year-to-date total net sales would have been up 1.7% and 2.2%, respectively.

•
Kona shipments increased 11% in the second quarter and 10% year to date, contributing to a 2.6% increase in total CBA shipments for the second quarter and a 2.1% increase in total CBA shipments year to date, compared to the same periods last year.

•
Kona depletions increased by 8% in the second quarter and 5% year-to-date, driven by strong consumer response to the national media campaign. Kona’s strong performance contributed to a 1.1% increase in total CBA depletions for the quarter, which improved CBA’s year-to-date depletion trend to a decrease of 1.4% from the same period a year ago.

◦
Post-campaign analysis indicates that demand actually outpaced in-store inventory leading to significant retail out-of-stock issues across key media markets. Estimates suggest that these issues may have suppressed Kona’s depletion growth by approximately 200 basis points in the second quarter.

•
Total company gross margin expanded by 270 basis points to 38.5%, compared to 35.8% in the second quarter of 2018, and year-to-date gross margin expanded 270 basis points to 36.7% compared to the same period last year.

◦
Beer gross margin expanded by 220 basis points to 41.6% in the second quarter, and year-to-date beer gross margin expanded 240 basis points to 40.1%. Our beer gross margin expansion reflects the impact of transitioning our partner brands to owned brands, as well as continued leverage of our evolving brewery footprint, strong revenue management, and a reduction in beer loss.

◦
Brewpub gross margin expanded 710 basis points to 10.1% in the second quarter, primarily reflecting improvements with our reshaped and expanded pub footprint. Our year-to-date brewpub gross margin expanded 600 basis points over the same period last year, to 10.5%.

•
Selling, general and administrative expense (“SG&A”) increased by $3.5 million to $19.4 million over the second quarter last year, which reflects additional investments to amplify our national Kona marketing campaign, as well as employee-related costs.

◦
Year-to-date SG&A increased by $14.3 million, to $44.9 million. The increases in year-to-date SG&A over the same period in 2018 primarily reflect our national marketing investment to fuel Kona’s growth and a $4.7 million pre-tax expense related to the Kona class action lawsuit settlement, which was accrued as a one-time expense in the first quarter. Based on initial claims being in line with our expectations, we anticipate our accrual will cover our total costs for the settlement.

•	Net income was $2.6 million in the second quarter.

◦
Year to date, we recorded a net loss of $4.8 million primarily due to the Kona class action accrual. On an adjusted non-GAAP basis excluding the $3.6 million after-tax impact of the accrual, our year-to-date net loss was $1.2 million.

•	Earnings per share were $0.13 in the second quarter, a decrease of $0.10 from the second quarter of 2018, which reflects the planned increase in SG&A to amplify the Kona marketing investment.

◦	Year to date, we recorded a net loss per share of $0.24. On an adjusted non-GAAP basis excluding the $3.6 million after-tax expense accrual, our net loss per share was $0.06.

2019 Outlook

Acknowledging our year-to-date results and given the broad implications related to the August 23, 2019 milestone with Anheuser-Busch, we are deferring an update of our full-year outlook until early September. Details will be communicated shortly.

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including depletions and shipments, gross margin rate improvement, the level and effect of SG&A expense and business development, the effect of the class action settlement, effective tax rate, and the benefits or improvements to be realized from marketing campaigns, portfolio expansion and other strategic initiatives, and capital projects, are forward-looking statements. It is important to note that the Company’s actual results may differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2018. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance
Craft Brew Alliance (CBA) is a leading craft brewing company that brews, brands, and brings to market world-class American craft beers.

Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, fast-growing national craft beer brand, with strong regional breweries and innovative lifestyle brands: Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co., Widmer Brothers Brewing, and Wynwood Brewing Co. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

CONTACT: Jenny McLean, Director of Communications, (503) 331-7248, Investor.Relations@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Sales	$63,815	$65,253	$113,583	$115,338
Less excise taxes	3,256	3,430	6,032	6,028
Net sales	60,559	61,823	107,551	109,310
Cost of sales	37,272	39,696	68,081	72,112
Gross profit	23,287	22,127	39,470	37,198
As percentage of net sales	38.5%	35.8%	36.7%	34.0%
Selling, general and administrative expenses	19,381	15,857	44,946	30,605
Operating income (loss)	3,906	6,270	(5,476)	6,593
Interest expense	(504)	(107)	(812)	(241)
Other income, net	33	21	33	55
Income (loss) before income taxes	3,435	6,184	(6,255)	6,407
Income tax provision (benefit)	825	1,732	(1,501)	1,794
Net income (loss)	$2,610	$4,452	$(4,754)	$4,613

Basic and diluted net income (loss) per share	$0.13	$0.23	$(0.24)	$0.24
Weighted average shares outstanding:
Basic	19,443	19,334	19,416	19,322
Diluted	19,593	19,517	19,416	19,502
Total shipments (in barrels):
Core Brands	228,300	218,700	392,700	379,300
Contract Brewing	2,200	5,900	7,300	12,300
Total shipments	230,500	224,600	400,000	391,600
Change in depletions (1)	1%	(2)%	(1)%	(3)%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30,
	2019	2018
Current assets:
Cash, cash equivalents and restricted cash	$970	$5,778
Accounts receivable, net	30,223	36,999
Inventory, net	20,579	14,522
Other current assets	3,591	1,874
Total current assets	55,363	59,173
Property, equipment and leasehold improvements, net	111,634	104,982
Operating lease right-of-use assets	19,002	—
Goodwill	21,935	12,917
Trademarks	44,245	14,415
Intangible and other assets, net	5,710	6,054
Total assets	$257,889	$197,541
Current liabilities:
Accounts payable	$19,489	$20,042
Accrued salaries, wages and payroll taxes	4,920	4,673
Refundable deposits	3,685	4,282
Deferred revenue	4,364	4,685
Other accrued expenses	8,101	3,163
Current portion of long-term debt and finance lease obligations	1,483	807
Total current liabilities	42,042	37,652
Long-term debt and finance lease obligations, net of current portion	51,675	9,946
Other long-term liabilities	31,699	13,995
Total common shareholders' equity	132,473	135,948
Total liabilities and common shareholders' equity	$257,889	$197,541

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net income (loss)	$(4,754)	$4,613
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,386	5,387
(Gain) loss on sale or disposal of Property, equipment and leasehold improvements	22	(494)
Deferred income taxes	(1,536)	(629)
Other, including stock-based compensation	1,506	875
Changes in operating assets and liabilities:
Accounts receivable, net	75	(9,215)
Inventories	(3,349)	(285)
Other current assets	(687)	1,761
Accounts payable, deferred revenue and other accrued expenses	8,068	7,889
Accrued salaries, wages and payroll taxes	(715)	(1,204)
Refundable deposits	104	(241)
Net cash provided by operating activities	4,120	8,457
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(9,440)	(4,284)
Proceeds from sale of Property, equipment and leasehold improvements	22	22,936
Restricted cash from sale of Property, equipment and leasehold improvements	—	515
Business combinations and asset acquisitions	(274)	—
Net cash provided by (used in) investing activities	(9,692)	19,167
Cash flows from financing activities:
Proceeds from issuance of long-term debt	5,192	—
Principal payments on debt and finance lease obligations	(455)	(348)
Net borrowings (repayments) under revolving line of credit	930	(22,199)
Proceeds from issuances of common stock	—	206
Tax payments related to stock-based awards	(325)	(84)
Net cash provided by (used in) financing activities	5,342	(22,425)
Increase (decrease) in Cash, cash equivalents and restricted cash	(230)	5,199
Cash, cash equivalents and restricted cash, beginning of period	1,200	579
Cash, cash equivalents and restricted cash, end of period	$970	$5,778

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve-Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	June 30,
	2019	2018	Change		% Change
Net sales	$204,427	$211,914	$(7,487)		(3.5)%
Gross profit	$70,595	$71,458	$(863)		(1.2)%
As percentage of net sales	34.5%	33.7%	80	bps
Selling, general and administrative expenses	76,913	60,039	16,874		28.1%
Operating income (loss)	$(6,318)	$11,419	$(17,737)		(155.3)%

Net income (loss)	$(5,225)	$14,199	$(19,424)		(136.8)%

Income per share:
Basic	$(0.27)	$0.74	$(1.01)		(136.5)%
Diluted	$(0.27)	$0.73	$(1.00)		(137.0)%

Total shipments (in barrels):
Core Brands	732,800	742,500	(9,700)		(1.3)%
Contract Brewing	23,200	19,000	4,200		22.1%
Total shipments	756,000	761,500	(5,500)		(0.7)%
Change in depletions (1)	(1)%	(2)%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income (loss)
(In thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net income (loss)	$2,610	$4,452	$(4,754)	$4,613
Interest expense	504	107	812	241
Income tax provision (benefit)	825	1,732	(1,501)	1,794
Depreciation expense	2,540	2,608	5,141	5,301
Amortization expense	120	43	245	86
Stock-based compensation	835	202	1,253	687
(Gain) loss on disposal of assets	14	22	22	(494)
Kona class action expense	62	—	4,902	—
Adjusted EBITDA	$7,510	$9,166	$6,120	$12,228

CBA has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by management. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock-based compensation and other non-cash charges, including loss on impairment of assets and net gain or loss on disposal of property, equipment and leasehold improvements. We use Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.
As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by (used in) operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of our indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain our operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).